Exhibit (a)(5)(I)

Zydus announces the successful completion of acquisition of Assertio Holdings

Ahmedabad, India, June 16 2026

Zydus Lifesciences Ltd. (the “Company”) today announced the successful completion of the cash tender offer, through its wholly-owned subsidiary, Zara Merger Sub Inc. (the “Purchaser”) for all the outstanding shares of common stock of Assertio Holdings, Inc. (Nasdaq: ASRT) (“Assertio”).

The Company and Purchaser completed the cash offer at a purchase price of $23.50 per share of common stock of Assertio, without interest, less deduction for any required withholding taxes. As of the tender offer expiration at one minute after 11:59 p.m., Eastern Time, on June 15, 2026, 4,286,488 shares of common stock were validly tendered and not withdrawn, representing approximately 66.32% of the total number of Assertio’s issued and outstanding shares of common stock. All such shares have been accepted for payment in accordance with the terms of the tender offer, and the Company expects to promptly pay for such shares.

The Company intends to complete the acquisition on June 16, 2026 through a merger of Purchaser with and into Assertio, with Assertio continuing as the surviving corporation, in which all shares of common stock not tendered into the offer will be cancelled and converted into the right to receive cash equal to the $23.50 offer price per common share, without interest, less deduction for any required withholding taxes. After the completion of the merger, Assertio will become a wholly owned subsidiary of the Company, and the common stock of Assertio will no longer be listed or traded on the Nasdaq Global Market.

About Zydus Lifesciences:

Zydus Lifesciences Ltd., with an overarching purpose of empowering people with freedom to live healthier and more fulfilled lives, is an innovative, global lifesciences company that discovers, develops, manufactures, and markets a broad range of healthcare therapies. The group employs over 29,000 people worldwide, including 1,500 scientists engaged in R&D, and is driven by its mission to unlock new possibilities in lifesciences through quality healthcare solutions that impact lives. The group aspires to transform lives through pathbreaking discoveries. Over the last decade, Zydus has introduced several innovative, first-in-class products in the market to address unmet healthcare needs with vaccines, therapeutics, biologicals, and New Chemical Entities. For more details, visit www.zyduslife.com.

Contacts

Media	Investors

Sujatha Rajesh Email: sujatha.rajesh@zyduslife.com Mobile: 9974051180	Arvind Bothra Email: arvind.bothra@zyduslife.com Mobile: 9833853107